Exhibit 99.1
Scorpio Tankers Inc. Announces Fixed Income Investor Calls
MONACO, Sept. 23, 2020 (GLOBE NEWSWIRE) - Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers”, or the “Company”) has mandated SEB as Global Coordinator and Joint Lead Manager, and Credit Agricole Corporate and Investment Bank, Nordea and Pareto Securities as Joint Lead Managers to arrange a series of fixed income investor calls commencing on 24th September 2020. Subject to, inter alia, market conditions, a USD denominated senior unsecured bond issue may follow. Proceeds from the potential bond issue will be used for general corporate purposes.
MiFID II professionals/ECPs/No PRIIPs KID – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients (all distribution channels). No PRIIPs key information document (KID) has been prepared as not deemed within scope.
The senior unsecured bonds, if issued, will be offered in the United States or its territories only to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “U.S. Securities Act”). The bonds, if issued, will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Scorpio Tankers Inc., nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.
Forward Looking Statements
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.
About Scorpio Tankers Inc.
Scorpio Tankers is a provider of marine transportation of petroleum products worldwide. The Company’s fleet consists of 134 owned, finance leased, or bareboat chartered-in product tankers (42 LR2 tankers, 12 LR1 tankers, 62 MR tankers and 18 Handymax tankers) with an average age of 4.8 years. The Company also has a leasehold interest in an MR product tanker that is currently under construction. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.
For further information, please contact:
 Scorpio Tankers Inc. (212) 542-1616